Exhibit 99.1

FOR IMMEDIATE RELEASE	November 14, 2018

CELESTICA INCREASES TERM LOAN BORROWINGS UNDER CURRENT CREDIT FACILITY

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, today announced that it has utilized the accordion feature under its current credit facility to add an incremental  $250.0 million term loan (the “Incremental Term Loan”), for total term loan borrowings under such facility of $600.0 million. Net proceeds of the Incremental Term Loan were used to repay approximately $245.0 million of the $339.5 million borrowed under the Company’s revolving loan to finance its recently-announced acquisition of Impakt Holdings, LLC. The Incremental Term Loan bears interests at LIBOR plus 2.5%, and in connection therewith, the interest rate on the Company’s original $350.0 million term loan increased to LIBOR plus 2.125%. The Incremental Term Loan is subject to quarterly principal repayments of $625,000, and matures together with the original term loan in June 2025. The Incremental Term Loan was provided by a syndicate of lenders and Bank of America, N.A. as Administrative Agent. All dollar amounts are denominated in US dollars.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., CIBC World Markets Corp., MUFG Bank, Ltd., RBC Capital Markets, LLC, The Bank of Nova Scotia, and J.P. Morgan Securities LLC acted as Joint Lead Arrangers and Joint Bookrunners (with Merrill Lynch, Pierce, Fenner & Smith Incorporated as “left” Lead Arranger).

About Celestica

Celestica enables the world’s best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, healthtech, industrial, capital equipment, and smart energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit http://www.celestica.com.

Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Contacts:

Celestica Communications	Celestica Investor Relations

(416) 448-2200	(416) 448-2211

media@celestica.com	clsir@celestica.com